April 7, 2025

Via Edgar Transmission

Ms. Sarah Sidwell/Mr. Evan Ewing

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	K-Tech Solutions Company Limited (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on March 25, 2025 CIK 0002049187

Dear Ms. Sidwell/Mr. Ewing,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 1, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1

Index to Combined Financial Statements, page F-1

1.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has filed a representation letter under Form 20-F, Instruction 2 to Item 8.A.4 as Exhibit 99.10 to its revised Form F-1.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email:lvenick@loeb.com